Mail Stop 4561

December 23, 2008

Ming Hsieh, Chief Executive Officer
Cogent, Inc.
209 Fair Oaks Avenue
South Pasadena, California 91030

> **Re:** **Cogent, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on March 3, 2008**
> **Form 10-K/A for the fiscal year ended December 31, 2007**
> **Filed on April 29, 2008**
> **Form 10-Q for the fiscal quarter ended March 31, 2008**
> **Filed on May 27, 2008**
> **File No. 000-50947**

Dear Mr. Hsieh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via facsimile (858) 720-5125
Scott M. Stanton
Morrison & Foerster LLP